December 13, 2024

Matthew J. Fox
Chief Executive Officer
Benchmark Real Estate Investment Fund, LLC
3919 Remembrance Rd NW, Ste B
Grand Rapids, MI 49534

       Re: Benchmark Real Estate Investment Fund, LLC
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed November 19, 2024
           File No. 024-12410
Dear Matthew J. Fox:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 10, 2024 letter.

Amended Offering Statement on Form 1-A
Prior Performance , page 35

1. We note your revised disclosure in response to prior comment 2. Please provide a prior performance narrative as requested in that comment for West Michigan Private
       Capital Fund I, LLC. Refer to Section 8.A. of Industry Guide 5 for guidance. Please also revise Table V to identify each property and revise the columns to show clearly the cash received net of closing costs, total acquisition cost, capital improvement, closing and soft costs and the excess (deficiency) of property operating cash receipts over cash expenditures for each property.
 December 13, 2024
Page 2

Exclusive Forum, Mandatory Mediation and Arbitration, Waiver of Jury Trial Provisions, page 38

2. Refer to prior comment 1. We note that your forum selection provision identifies the
       U.S. District Court for Kent County, Michigan as the exclusive forum for certain litigation, including all suits under the Operating Agreement. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Also, please clarify whether the mediation and arbitration provisions referenced in this section apply to actions arising under the Securities Act or
       Exchange Act.
       Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Nicholas Antaki, Esq.